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                                                               EXHIBIT (A)(1)(H)

                      [PRESS RELEASE DATED JUNE 23, 2005]
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BOOKS-A-MILLION News Release

402 Industrial Lane
Birmingham, AL 35211
205-942-3737

Contact:      Richard S. Wallington
              Chief Financial Officer
              (205) 942-3737

              BOOKS-A-MILLION, INC. ANNOUNCES COMMENCEMENT OF ITS
                           DUTCH AUCTION TENDER OFFER

     BIRMINGHAM, ALA.  (JUNE 23, 2005) -- BOOKS-A-MILLION, INC.
(NASDAQ/NM:BAMM)announced today that it has commenced its previously announced modified "Dutch Auction" tender offer to purchase up to 4,000,000 shares of its common stock at a price per share not less than $8.75 and not greater than $10.00.

     The number of shares proposed to be purchased in the tender offer represents approximately 24.6% of the Company's currently outstanding shares. The purchase will be financed primarily from borrowings from the Company's existing revolving credit facility. The closing price per share of the Company's common stock on the Nasdaq National Market on June 22, 2005 was $10.10 per share.

     The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares in the tender offer. In addition, certain of the Company's other significant stockholders, Charles C. Anderson, Joel R. Anderson, Harold M. Anderson and Charles C. Anderson, Jr., have advised the Company that they do not intend to tender any of their shares in the tender offer.

     The tender offer will expire at 12:00 midnight, New York City time, on July 21, 2005, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

     On the terms and subject to the conditions of the tender offer, the Company's stockholders will have the opportunity to tender some or all of their shares at a price within the $8.75 to $10.00 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 4,000,000 shares, or such lesser number of shares that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If stockholders properly tender and do not properly withdraw more than 4,000,000 shares at or below the determined price per share, the Company will purchase shares tendered at or below the determined purchase price by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered at or below the determined purchase price will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the offer to purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid the determined purchase price, net in cash, without interest, promptly after the expiration of the tender offer period. The tender offer is not contingent upon the receipt of financing or upon any minimum number of shares being tendered. The tender offer is, however, subject to a number of other terms and conditions described in the offer to purchase that is being distributed to stockholders.

     None of the Company, its Board of Directors, the dealer manager, or the information agent makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

     The dealer manager for the tender offer is Goldman, Sachs & Co., and the information agent is D. F. King & Co., Inc. The depositary is Wells Fargo Shareowner Services. The offer to purchase, letter of transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of the Company's common stock. For questions and information, please call the information agent toll free at
(888) 644-5854.
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     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT
CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF BOOKS-A-MILLION COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE COMPANY WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE COMPANY WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING D. F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT (888) 644-5854. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

     Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates 207 stores in 19 states and the District of Columbia. The Company operates three distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands.